GAME FINANCIAL CORPORATION
                            13705 First Avenue North
                          Minneapolis, Minnesota 55441


                                January 21, 1997


Mr. Timothy L. Williams
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      GAME FINANCIAL CORPORATION
         Registration Statement on Form S-1
         File No. 333-15769

Dear Mr. Williams:

Reference is hereby made to the above-referenced Registration Statement, as amended, which has been filed by Game Financial Corporation (the "Company") but has not yet become effective.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statement. The Company, in consultation with the Representatives of the Underwriters for the proposed offering, has determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of its common stock at this time. Therefore, the Company desires to withdraw the Registration Statement. No shares have been offered or sold pursuant to the Registration Statement.

Thank you for your consideration of this matter.

Very truly yours,

GAME FINANCIAL CORPORATION


By - /s/ Gary A Dachis
         Gary A. Dachis
         Chief Executive Officer